SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) October 6, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On October 3, 2006, the Board of Directors of Petroleum Development Corporation named Mr. Anthony J. Crisafio to be a Director of the Company. Mr. Crisafio fills the vacancy resulting from the resignation on September 1, 2006 of Mr. Donald B. Nestor as reported in the Company's Form 8-K dated September 6, 2006. Mr. Crisafio has been named to be a member of the Company's Audit Committee. The Board has reviewed Mr. Crisafio's background, experience and qualifications and has determined that he qualifies as an "audit committee financial expert." The Board has also reviewed Mr. Crisafio's business and charitable relationships with the Company and has determined that Mr. Crisafio qualifies as an independent director under Rule 4200(a)(15) of the Nasdaq Listing Standards.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

     None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date: October 6, 2006

By: /s/ Darwin L. Stump
           Darwin L. Stump
           Chief Financial Officer